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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

EINSTEIN NOAH RESTAURANT GROUP, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
28257U104
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, 24th Floor
New York, New York 10017
Tel. No.: (212) 973-1900

- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,156,032

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,156,032

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,156,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

2 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		4,827,437

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,827,437

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,827,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

3 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		10,733,469

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,733,469

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,733,469

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	67.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

4 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,277,175

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,277,175

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,277,175

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

5 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: Greenlight Capital Qualified, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,878,857

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,878,857

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,878,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

6 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: Greenlight Capital Offshore, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		4,827,437

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,827,437

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,827,437

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

7 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: DME Advisors GP, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF,WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

8 of 12

CUSIP No.	28257U104

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF,WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		750,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

9 of 12

AMENDMENT NO. 10 TO SCHEDULE 13D
     This Amendment No. 10 to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.001 per share, (“Common Stock”) of Einstein Noah Restaurant Group, Inc., f/k/a New World Restaurant Group, Inc., a Delaware corporation (the “Issuer”), 555 Zang Street; Suite 300; Lakewood CO 80228, is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003, Amendment No. 5 filed with the Commission on July 16, 2003, Amendment No. 6 filed with the Commission on October 15, 2003, Amendment No. 7 filed with the Commission on February 7, 2006, Amendment No. 8 filed with the Commission on June 20, 2006 and Amendment No. 9 filed with the Commission on June 14, 2007.
     This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”), for whom Greenlight Inc. acts as investment advisor, DME Advisors GP, LLC, a Delaware limited liability company controlled by the Principal (“Advisors GP”) and DME Advisors, L.P., a Delaware limited partnership (“Advisors”), of which Advisors GP is the general partner (Advisors, together with Greenlight LLC, Greenlight Inc., the Principal, Greenlight Fund, Greenlight Qualified, Greenlight Offshore, and Advisors GP are referred to herein as the “Reporting Persons”).
Note: The Reporting Persons have not engaged in any transactions with respect to the Common Stock since the filing of the prior amendment to the Schedule 13D and are only filing this amendment because the Reporting Persons’ aggregate ownership has changed more than 1% due to a change in the number of shares of Common Stock outstanding.

Item 5. Interest in Securities of the Issuer
     The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of April 14, 2008, Greenlight LLC beneficially owns 5,156,032 shares of Common Stock of the Issuer held by Greenlight Fund and Greenlight Qualified, which represents

32.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 5,156,032 shares of Common Stock beneficially owned by Greenlight LLC as of the date hereof, by (ii) 15,903,230 shares of Common Stock outstanding as of March 19, 2008 based upon the Issuer’s Form DEF 14A filed with the Commission on April 2, 2008.
     As of April 14, 2008, Greenlight Inc. beneficially owns 4,827,437 shares of Common Stock of the Issuer, which represents 30.4% of the Issuer’s outstanding shares of Common Stock held by Greenlight Offshore, which such percentage was calculated by dividing (i) the 4,827,437 shares of Common Stock beneficially owned by Greenlight Inc. as of the date hereof, by (ii) 15,903,230 shares of Common Stock outstanding as of March 19, 2008 based upon the Issuer’s Form DEF 14A filed with the Commission on April 2, 2008.
     As of April 14, 2008, Advisors beneficially owns 750,000 shares of Common Stock of the Issuer, which represents 4.7% of the Issuer’s outstanding shares of Common Stock held by the managed account for which Advisors acts as investment manager, which such percentage was calculated by dividing (i) the 750,000 shares of Common Stock beneficially owned by Advisors as of the date hereof, by (ii) 15,903,230 shares of Common Stock outstanding as of March 19, 2008 based upon the Issuer’s Form DEF 14A filed with the Commission on April 2, 2008.
     As of April 14, 2008, the Principal beneficially owns 10,733,469 shares of Common Stock of the Issuer, which represents 67.5% of the Issuer’s outstanding shares of Common Stock held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore and a managed account for which Advisors acts as investment manager, which such percentage was calculated by dividing (i) the 10,733,469 shares of Common Stock beneficially owned by the Principal as of the date hereof, by (ii) 15,903,230 shares of Common Stock outstanding as of March 19, 2008 based upon the Issuer’s Form DEF 14A filed with the Commission on April 2, 2008.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Principal, Greenlight, Greenlight Inc. and Advisors is, for the purposes of Section 13(d) or 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 10,733,469 shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore and by the managed account for which Advisors acts as investment manager.
     Items 5(b) and (c) are amended and restated in their entirety as follows:
     (b) Greenlight and the Principal, for the account of each of Greenlight Fund and Greenlight Qualified, have the power to vote and dispose of the aggregate 5,156,032 shares of Common Stock held by Greenlight Fund and Greenlight Qualified. Greenlight Inc. and the Principal, for the account of Greenlight Offshore, have the power to vote and dispose of the aggregate 4,827,437 shares of Common Stock held by Greenlight Offshore. Advisors and the Principal, for the account of a managed account advised by Advisors, have the power to vote and dispose of the aggregate 750,000 shares of Common Stock held by such managed account.
     (c) The Reporting Persons have made no transactions in the Issuer’s securities during the last 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: APRIL 14, 2008	GREENLIGHT CAPITAL, L.L.C.
	By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.
By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, L.P.
By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL QUALIFIED, L.P.
By:	Greenlight Capital, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL OFFSHORE, LTD.
By:	Greenlight Capital, Inc., its investment advisor

By:	/s/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME ADVISORS, L.P.
By:	DME Advisors GP, L.L.C., its general partner

By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME ADVISORS GP, L.L.C.
By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN
Daniel Roitman, on behalf of David Einhorn

The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.